Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2018, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars ("dollars" or "$") or in euros ("euros" or "€").

At December 31, 2018
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,990
Current financial debt	8,316
Current portion of financial instruments for interest rate swaps liabilities	295
Other current financial instruments — liabilities	183
Financial liabilities directly associated with assets held for sale	—
Total current financial debt	13,784
Non-current financial debt	40,129
Non-controlling interests	2,474
Shareholders’ equity
Common shares	8,227
Paid-in surplus and retained earnings	120,569
Currency translation adjustment	(11,313)
Treasury shares	(1,843)
Total shareholders’ equity — Group share	115,640
Total capitalization and non-current indebtedness	158,243

As of December 31, 2018, TOTAL S.A. had an authorized share capital of 3,669,077,772 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,640,602,007 ordinary shares (including 32,473,281 treasury shares from shareholders’ equity).

As of December 31, 2018, approximately $1,870 million of the Group’s non-current financial debt was secured and approximately $37,579 million was unsecured, and all of the Group’s current financial debt of $8,316 million was unsecured. As of December 31, 2018, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2018.